United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

United States of America

September 7, 2021

Attention:	Joseph Klinko, Office of Energy & Transportation
Lily Dang, Office of Energy & Transportation

Re:	VivoPower International PLC
Form 20-F for the Fiscal Year ended June 30, 2020
Filed September 8, 2020
File No. 001-37974

Ladies and Gentlemen,

We are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on July 9, 2021 (the “Letter”) relating to the Form 20-F for the fiscal year ended June 30, 2020 filed with the Securities and Exchange Commission on September 8, 2020 (the “Form 20-F”) and VivoPower International PLC’s (the “Company”) June 2, 2021 response to the comment letter received on April 29, 2021. Where references are made to VivoPower, these shall include VivoPower and/or Tembo as applicable.

For ease of review, we have set forth below each of the numbered comments of your letter in italic type followed by our responses thereto.

Form 20-F for the Fiscal Year ended June 30, 2020

Information on the Company

History and Development of the Company, page 22

1.

We note that you issued a press release on June 17, 2021 to announce a definitive agreement under which Canadian industrial equipment distributor Acces Industriel Mining Inc., will distribute electric light vehicles in Canada, using your conversion kits. You report that the counterparty “intends to purchase” 1,675 Tembo e-LV conversion kits and that you estimate these orders “to be worth US$120 million in total value.”

However, in the next-to-last paragraph of your press release you refer to these as "the potential" e-LV conversion kits that "could be sold" under the arrangement and state that these "could be worth approximately $120 million in revenues."

We previously advised you of our Commission policy on projections which cautions against making projections for which you do not have a reasonable basis and against making projections of revenue without corresponding projections of income, to avoid misleading inferences through the selective projection of only favorable items, such as revenues in the absence of costs. In your press release, you provide an estimate of revenues but no estimate of income or costs. You also explain that management prepared the value estimate "based on its good faith judgment using what it believed to be reasonable assumptions regarding the future sales of e-LVs to end-customers in Canada" although you have not provided details about material assumptions underlying the estimate, other than indicating the quantity of products involved.

VivoPower International PLC

The Scalpel, 18th Floor 52 Lime Street, London, England, EC3M 7AF

www.vivopower.com

Response:

We respectfully acknowledge the Staff’s comment and advise that the press release dated 17 June 2021 announcing the definitive distribution agreement with Acces Industriel Mining Inc. was submitted under cover of Form 6-K, and was not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934. Accordingly, the press release included with that Form 6-K is not a “Commission filing” as referenced in Item 10(b) of Regulation S-K, and therefore that item is inapplicable to the disclosure in the press release.

The Company believes that the press release contains a balanced and accurate description of the material terms of the Acces distribution agreement, and that management had a reasonable basis for the statements made in the press release. One of the material terms of the Acces distribution agreement (which we are submitting supplementally to the Staff under cover of a separate letter) is the minimum purchase commitment totalling 1,675 units over a five-year period. The distribution agreement also contains an expected price range for the e-LV conversion kits, and the Company informs the Staff that it used the low end of that range of €60,000 to calculate the $120 million in potential revenues (after converting Euros to U.S. dollars) attributable to the commitment for 1,675 units under the contract. These contractual terms were derived from good faith negotiations with an independent third party.

Furthermore, the press release was replete with disclosure regarding the nature of the commitment, and the Company respectfully disagrees with the Staff that it contains any “misleading inferences.” The disclosure in the press release places the minimum purchase commitments into context by clearly and accurately describing the nature, timing and pricing of the commitments in the distribution agreement, and it contains the following descriptions and qualifying language about the distribution agreement:

●

“The Company estimates these orders to be worth US$120 million in total value over the next five-and-a-half years, with a delivery schedule weighted towards the latter part of the Distribution Agreement period.”

●

“The Distributor will not be required to remit payment for its orders of e-LV conversion kits until end-customers enter into purchase orders for e-LVs or the Distributor purchases conversion kits prospectively ahead of end-customer orders. In the event that the Distributor fails to satisfy the minimum purchase commitment, the Distribution Agreement will undergo a review process. If no acceptable resolution is reached, VivoPower is entitled to withhold exclusivity for the Distributor in Canada.”

●	“That estimate does not represent a firm commitment for purchase orders, and actual results may differ materially.”

●

“As future e-LV sales remain contingent on successful negotiation of end-customer sales contracts, and as the quantity, pricing and timing of each sales contract will be different, this estimation is not a formal projection of future revenue, but an indication of the expected value of such contracts to VivoPower. The foregoing estimate is subjective in many respects and there can be no assurance that actual results will not differ materially from these estimates.

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In light of the these statements, other meaningful cautionary language contained in the press release, and the long-term nature of the minimum commitment, the Company believes that it had a reasonable basis for its disclosure and that the press release does not create any misleading inferences.

We believe that you should expand upon your disclosures to describe your assumptions with sufficient details to understand how they have been formulated, and if you are able to show that you have a reasonable basis for the assumptions, you should include a corresponding projection of income or a similar measure that would indicate the economics that you expect to recognize in your financial statements in accordance with IFRS. For example, you should address the following points.

●

Indicate whether the $71.6 million per conversion kit reflected in your estimate is the price that your distributor has agreed to pay for any conversion kits that it ultimately acquires, based on explicit terms of the agreement, or explain how you have formulated your expectation if there is some other basis.

●

Explain how you have sized-up the market for specialized electric vehicles in Canada and your share of that market, as may include identifying potential customers, gauging demand at the price utilized in your estimate, and your competitive position and readiness to perform under the arrangement.

●

State the amount of capital expenditures that would be incurred to acquire or develop any facilities necessary to produce the volumes that you have indicated, and describe any historical experience, contractual arrangements or other information that constitutes support for these assumptions.

●	Indicate the extent of any investment, hiring and training needed to staff facilities that would be involved in fulfillment under the arrangement.

●

Describe the status of the counterparty as it relates to being prepared and ready to perform the work anticipated, such as the nature of its operations, extent of experience converting traditionally powered vehicles to electric vehicles, and the adequacy of its current facilities and workforce.

Your disclosures about distributor arrangements should more clearly distinguish between estimated values ascribed to contracts for the sale of products, based on the specific terms of agreements that you have secured, and values associated with projections of activity that involve broader considerations. Please refrain from describing projections of revenues as "total value" and "worth" as these terms may be commonly understood to represent measures of income or profitability, taking into consideration the costs that would be incurred in the course of realizing the projected revenues.

In conjunction with any projections, you should also include representation of your management as to whether these are considered to be the most probable amounts and consistent with your expectations. Please address the foregoing with incremental disclosures and submit the underlying agreement for our review.

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Response:

Notwithstanding the Company’s position in its response above, the Company would like to address the Staff’s concerns and resolve the outstanding comments. Accordingly, the Company will provide the following additional disclosure to respond to the Staff’s comments:

●	The Company will provide disclosure of an estimated range of gross margins that it reasonably expects would apply to the sales under the distribution agreement.

●

The Company will clarify that the unit price of €60,000 (or US$71,600) that was used to calculate the $120 million value of the commitment under the contract was at the low end of the indicative price range that was explicitly agreed to by the parties and set forth in the distribution agreement.

●

The Company will clarify that the $120 million estimate is based solely on the specific terms of purchase commitments set forth in the distribution agreement (which is a negotiated contractual term based upon the counterparty’s estimates of future contracted purchases from its customer base using its assessment of the market), that the estimate does not include an attempt to quantify the total addressable market for specialized electric vehicles in Canada, and the estimate is not associated with projections of activity that involve other broader considerations beyond the scope of the specific terms of the contract.

●

The Company will refrain from using the terms “total value” and “worth” and it will clarify that the estimated revenues ascribed to the purchase commitments under the distribution agreements do not represent measures of income or profitability, and do not take into consideration the costs that would be incurred in the course of realizing the estimated revenues.

●

The Company will include a statement to the effect that it is the opinion of management that the estimates represent the most probable amounts attributable to the purchase commitments and that the estimates are consistent with its expectations.

2.

We note that you have proposed to make incremental disclosure in response to prior comments one and two, regarding your $250 million revenue projection based on the distribution arrangement in Australia to clarify that your estimate “does not represent a firm commitment for purchase orders, and actual results may differ materially.”

However, you also propose to state, in general terms, that estimated values of your framework agreements reflect both “existing” and anticipated customer purchase orders, and “are based upon the good faith judgment of the distribution counterparties’ management.” The reference to existing customer purchase orders should be revised to disassociate this statement from your arrangement with GB Auto, where there were no purchase orders for the sale of converted vehicles, and with regard to estimates based on the judgment of counterparties, it should be clear whether your management considers these to reflect the most probable assumptions and amounts.

Response:

In response to the Staff’s request that the references to existing customer purchase orders should be disassociated from the “arrangement to GB Auto, where there were no purchase orders for the sale of converted vehicles,” we respectfully advise the staff that, contrary to this assertion, there are several existing purchase orders for converted electric vehicles through our arrangement with GB Auto. The Company previously provided the Staff with those existing purchase orders for pilot and trial vehicles, which were submitted on a supplemental basis. In future disclosures about the GB Auto distribution agreement, the Company will clarify that it considers its estimates based upon the judgement of the distribution counterparties to reflect the most probable assumptions and amounts.

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Please further expand your proposed incremental disclosures to adhere to the guidance in the preceding comment in this letter as it relates to distinguishing between contract valuations and projections, disclosing projections of revenues in the absence of corresponding projections of income, and the examples for identifying and describing material assumptions for which you are able to show a reasonable basis.

Response:

The Company’s disclosure describes the material terms of the GB Auto distribution agreement, which contains a minimum purchase commitment that was negotiated in good faith with an independent third party. The Company believes that its description of the GB Auto distribution agreement was made with a reasonable basis, and that the disclosure contains a balanced and accurate description of the material terms of the agreement. The Company does not believe that using a reasonable, conservative unit price to express the aggregate value of the 2,000 vehicle minimum commitment over a four-year period creates any misleading inferences. However, since the Company desires to resolve the Staff’s comments, it will expand the disclosure in an upcoming report on Form 6-K to comport with its response in the preceding comment.

As your agreement with GB Auto does not address the provision of vehicles, work to be completed, or values to be ascribed to any component or paid by either party, you should also revise the proposed language stating that the agreement is “unique in that the estimated value reflects the full supply of the ruggedized and customized vehicles,” to emphasize that terms supporting revenue recognition for the full value of converted vehicles have not been established, and that certain language in the agreement, regarding the absence of an agency relationship, is also not consistent with your assumption.

Response:

In response to the Staff’s comment, the Company will add disclosure in an upcoming report on Form 6-K to clarify that due to ongoing discussions and negotiation with GB Auto regarding the contractual terms of the supply and modification agreement, and ongoing discussions with Toyota Motor Corporation of Australia, the Company may not be able to recognize revenue of the full value of the converted vehicle. Currently, the absence of an agency relationship in the distribution agreement weighs against the Company being able to recognize the full value of the converted vehicle as revenue.

Please quantify the effects on the previously projected amounts of material assumptions underlying those amounts that either did not have or no longer have a reasonable basis. Please reformulate your disclosures as indicated above and in the preceding comment, and file your information without further delay.

Response:

We respectfully advise the Staff the that Company believes that all of its assumptions had, and continue to have, a reasonable basis.

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* * * * *

Yours faithfully,

/s/ Kevin Chin

……………………………………………….

Kevin Chin,

Chief Executive Officer

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